Good Times Restaurants Inc.

601 Corporate Circle

Golden, Colorado 80401

August 14, 2013

VIA EDGAR

Division of Corporation Finance

  U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Good Times Restaurants Inc.

Registration Statement on Form S-1

File No. 333-188183

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Good Times Restaurants Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the Registration Statement may become effective on Thursday, August 15, 2013, at 2:00 p.m. (Washington D.C. time), or as soon thereafter as may be practicable.  This letter supersedes and replaces the letter of the same topic filed earlier today by the Company.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Roger C. Cohen, of Snell & Wilmer L.L.P. at (303) 634-2000.

Sincerely,

Good Times Restaurants Inc.

/s/Boyd E. Hoback_________

By:

Boyd E. Hoback

Title:

President & Chief Executive Officer

Maxim Group LLC

405 Lexington Avenue

New York, NY 0174

August 14, 20 13

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Good Times Restaurants Inc.

Registration Statement on Form S-1

File No. 333-188183

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Good Times Restaurants Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on Thursday, August 15, 2013, at 2:00 p.m. (Washington D.C. time), or as soon thereafter as may be practicable.  This letter supersedes and replaces the letter of the same topic filed earlier today by the Company on behalf of the undersigned.

In  accordance with Rule 461 of the Act, we, acting as representative of underwriters, wish to advise you that, between July 26, 2013 and August 12, 2013, we distributed a total of approximately 1,052 copies of the Preliminary Prospectuses dated July 26, 20 13 and August 12, 2013, of which approximately 500 copies were distributed to other underwri ters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule l 5c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the abovereferenced issue.

Sincerely,

MAXIM GROUP LLC

As Representative of Underwriters,

/s/Peter Serra_________________

By:

Peter Serra

Title:

Managing Director